Exhibit 99.1

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Steakholder Foods® Announces Strategic Restructuring
Plan for Peace of Meat to Focus on a Cultivated Avian
Product Launch for the Singaporean Market

As part of Steakholder Foods’ plan to launch a cultivated avian product starting with the Singaporean market, the company announces a strategic restructuring of its subsidiary, Peace of Meat (PoM), based on 3 pillars:

•	Regulatory Submissions - PoM’s 2023 business plan will be focused on regulatory approval applications in Singapore.
•	Production – PoM will engage third parties to scale up the production process.
•	Efficiency – PoM’s team will be restructured to maximize efficiency and achieve its focused business objectives.

Rehovot, Israel, March 7, 2023 — Steakholder Foods Ltd. (Nasdaq: STKH), (formerly MeaTech 3D: MITC), an international deep-tech food company at the forefront of the cultivated meat industry, announces a restructuring plan for PoM aimed at supporting the submission of a cultivated avian food product for regulatory approval in Singapore, the first, and so far, only country that has completed the approvals process for the consumption of cultivated meat. As part of this plan, the company will be implementing a series of changes designed to streamline its operations and position it for success.

As part of PoM’s new business plan for 2023, the company will focus on regulatory submissions for its avian product – finalizing a submission to the Singapore Food Agency (SFA) by the end of 2023, and preparing for submission in the USA. PoM intends to scale up production through a third-party plant, allowing for a cost-effective and accelerated process and eliminating the need to continue advancing its more resource-intensive pilot plant project.

The new, efficient structure will allow faster development and will involve targeted layoffs in areas of the business that are not directly related to the regulatory submissions. This will enable the company to reduce overhead costs and allocate resources more effectively to support this important initiative.

Arik Kaufman, CEO at Steakholder Foods: "Today's announcement is an important step in our efforts to successfully launch a product in the Singaporean market. By refocusing our resources on this initiative and streamlining our operations, we believe we can drive greater efficiency and productivity, while also improving our chances of success and market penetration."

About Steakholder Foods

Steakholder Foods Ltd., formerly MeaTech 3D Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH” (formerly MITC). Steakholder Foods maintains facilities in Rehovot, Israel and Antwerp, Belgium and has recently expanded activities to the US.

The company is developing a slaughter-free solution for producing a variety of beef, chicken, pork, and seafood products — both as raw materials and whole cuts — as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact: Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Investor Contacts: Mor Glotter-Nov Steakholder Foods Investors@steakholderfoods.com

Nasdaq listed STKH	5 David Fikes St. Rehovot, 7632805 Israel	PO Box 4061 Ness Ziona Israel +972-73-332-2853	www.steakholderfoods.com info@steakholderfoods.com